Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of Teekay Offshore Partners L.P. for the registration of a maximum aggregate offering of $750,000,000 of common units and to the incorporation by reference therein of our reports dated March 12, 2008, with respect to the consolidated financial statements of Teekay Offshore Partners L.P. and its subsidiaries, the effectiveness of internal control over financial reporting of Teekay Offshore Partners L.P., and the consolidated balance sheet of Teekay Offshore GP L.L.C., included in its Annual Report (Form 20-F) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

Vancouver, Canada, May 2, 2008	/s/ Ernst & Young LLP Chartered Accountants